Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and nine months ended September 30, 2024 and 2023

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents		$635,113	$751,130
Short-term investments		2,111	2,113
Trade and other receivables	5	30,708	58,565
Inventories	6	67,169	45,870
Prepaid expenses and other current assets		7,373	7,063
Total current assets		742,474	864,741
Non-current assets:
Property, plant and equipment	7	32,356	116,325
Intangible assets	8	2,187	1,406
Goodwill	24	—	40,277
Equity-accounted investments	9	11,271	13,901
Long-term financial investments	10	41,588	40,345
Other non-current assets		524	547
Total assets		$830,400	$1,077,542
Liabilities and Equity
Current liabilities:
Trade and other payables	12	$39,708	$39,696
Current deferred revenue	13	6,873	4,588
Provisions and other current liabilities	14	32,299	21,797
Current lease liabilities	15	3,532	4,505
Total current liabilities		82,412	70,586
Non-current liabilities:
Non-current lease liabilities	15	23,985	13,393
Deferred gain on finance lease liability	15	173	485
Non-current deferred revenue	13	2,470	—
Other non-current liabilities and employee future benefits	16	1,849	1,862
Total liabilities		110,889	86,326
Equity:
Share capital	17	2,428,555	2,425,641
Contributed surplus		308,989	306,042
Accumulated deficit		(2,015,279)	(1,737,505)
Foreign currency reserve		(2,754)	(2,962)
Total equity		719,511	991,216
Total liabilities and equity		$830,400	$1,077,542

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Kathy Bayless”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023

Revenues:
Product and service revenues	18	$14,756	$27,060	$45,211	$55,617
Cost of product and service revenues		22,972	29,922	63,966	67,281
Gross margin		(8,216)	(2,862)	(18,755)	(11,664)

Operating expenses:
Research and product development		23,742	23,866	74,585	73,847
General and administrative		4,281	6,970	17,242	18,832
Sales and marketing		2,834	3,569	10,436	11,394
Other expense	19	24,010	288	25,892	2,028
Total operating expenses		54,867	34,693	128,155	106,101

Results from operating activities		(63,083)	(37,555)	(146,910)	(117,765)
Finance income and other	20	7,288	7,176	21,013	29,183
Finance expense	20	(586)	(290)	(1,607)	(835)
Net finance income		6,702	6,886	19,406	28,348

Equity in loss of investment in joint venture and associate	9 & 21	(1,111)	(4,032)	(2,413)	(5,787)
Impairment charges on property, plant and equipment	23	(106,762)	—	(106,762)	—
Impairment charges on goodwill	24	(40,277)	—	(40,277)	—
Loss before income taxes		(204,531)	(34,701)	(276,956)	(95,204)

Income tax expense		—	(20)	(103)	(118)
Net loss for the period from continued operations		$(204,531)	$(34,721)	$(277,059)	$(95,322)

Net loss for the period from discontinued operations	22	(487)	(27,733)	(715)	(31,146)
Net loss for the period		$(205,018)	$(62,454)	$(277,774)	$(126,468)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		1,387	(185)	208	(2,406)
Total comprehensive loss for the period		$(203,631)	$(62,639)	$(277,566)	$(128,874)

Basic and diluted loss per share
Loss per share for the period		$(0.68)	$(0.12)	$(0.93)	$(0.32)
Weighted average number of common shares outstanding		299,411,559	298,702,372	299,271,952	298,605,348

See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2023	298,935,706	$2,425,641	$306,042	$(1,737,505)	$(2,962)	$991,216

Net loss	—	—	—	(277,774)	—	(277,774)
RSUs redeemed (note 17)	330,651	2,442	(3,277)	—	—	(835)
Options exercised (note 17)	154,509	472	(164)	—	—	308
Share-based compensation (note 17)	—	—	6,388	—	—	6,388
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	208	208
Balance, September 30, 2024	299,420,866	$2,428,555	$308,989	$(2,015,279)	$(2,754)	$719,511

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2022	298,394,203	$2,420,396	$300,764	$(1,560,759)	$(1,490)	$1,158,911

Net loss	—	—	—	(126,468)	—	(126,468)
Deferred share consideration issued for acquisition	112,451	1,612	(1,612)	—	—	—
DSUs redeemed (note 17)	31,736	194	(365)	—	—	(171)
RSUs redeemed (note 17)	50,336	288	(556)	—	—	(268)
Options exercised (note 17)	130,951	428	(143)	—	—	285
Share-based compensation (note 17)	—	—	8,515	—	—	8,515
Other comprehensive income:
Foreign currency translation for foreign operations	—	—	—	—	(2,406)	(2,406)
Balance, September 30, 2023	298,719,677	$2,422,918	$306,603	$(1,687,227)	$(3,896)	$1,038,398
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2024	2023
Cash provided by (used in):
Operating activities:
Net loss for the period		$(277,774)	$(126,468)
Adjustments for:
Depreciation and amortization	7 & 8	10,874	9,881
Deferred gain amortization on finance lease agreement	15	(312)	(313)
Impairment loss on trade receivables	19 & 22	10,014	62
Inventory impairment and onerous contracts provision adjustments	6	4,371	4,240
Unrealized (gain)/loss on forward contracts		243	(600)
Equity in loss of investment in joint venture and associate	9 & 21	2,413	5,787
Net decrease in fair value of investments	10, 20 & 27	7,371	2,568
De-recognition of lease		(10)	107
Impairment loss on property, plant and equipment	23	106,762	—
Impairment charges on intangible assets	22	—	2,266
Impairment charges on goodwill	22 & 24	40,277	23,991
Accretion (dilution) on decommissioning liabilities		(2)	47
Employee future benefits		—	33
Employee future benefits plan contributions		(11)	(8)
Share-based compensation	17	6,388	8,515
		(89,396)	(69,892)
Changes in non-cash working capital:
Trade and other receivables		18,036	3,358
Inventories		(23,461)	(15,884)
Prepaid expenses and other current assets		(287)	(3,446)
Trade and other payables		8,118	(2,731)
Deferred revenue		4,755	588
Warranty provision		(1,459)	1,778
		5,702	(16,337)
Cash used in operating activities		(83,694)	(86,229)

Investing activities:
Contributions to long-term investments	10	(8,614)	(8,444)
Recovery of contributions of long-term investments	10	—	1,000
Additions to property, plant and equipment	7	(20,273)	(33,867)
Investment in intangible assets	8	(1,415)	(122)
Contingent consideration related to acquisition	14	(100)	(2,000)
Cash used in investing activities		(30,402)	(43,433)

Financing activities:
Principal payments of lease liability	15	(2,664)	(2,860)
Net proceeds on issuance of share capital from stock option exercise	17	308	285
Cash used in financing activities		(2,356)	(2,575)

Effect of exchange rate fluctuations on cash and cash equivalents held		435	(502)

Decrease in cash and cash equivalents		(116,017)	(132,739)
Cash and cash equivalents, beginning of period		751,130	913,730
Cash and cash equivalents, end of period		$635,113	$780,991

Supplemental disclosure of cash flow information (note 25).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2024 and 2023 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those material accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2023 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 4, 2024.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS accounting standards requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates (cont'd):

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment including goodwill and property, plant, and equipment, inventory and onerous contracts provisions, and fair value measurement (including long-term financial investments). These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2023. However, in the current environment, certain of these estimation uncertainty risks have increased in magnitude, primarily fair value measurement of goodwill.

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Material accounting policies:

Effective January 1, 2024, the Corporation adopted a number of new standards and interpretation, but they did not have a material impact on the Corporation's condensed consolidated interim financial statements.

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2023.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment including goodwill and property, plant, and equipment, inventory and onerous contracts provisions, and fair value measurement (including long-term financial investments). These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2023. However, in the current environment, certain of these estimation uncertainty risks have increased in magnitude, primarily fair value measurement of goodwill.

5.    Trade and other receivables:

	September 30,	December 31,
	2024	2023
Trade accounts receivable,gross	$25,518	$39,157
Allowance for doubtful accounts	(5,412)	(1,667)
Trade accounts receivable, net	20,106	37,490
Other receivables	5,198	7,806
Contract assets	5,404	13,269
	$30,708	$58,565

Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at September 30, 2024 for engineering services and technology transfer services.

September 30,
Contract assets	2024
January 1, 2024	$13,269
Additions to contract assets	860
Invoiced during the period	(2,725)
Impaired during the period	(6,000)
At September 30, 2024	$5,404

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 27.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.    Inventories:

During the three and nine months ended September 30, 2024, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $3,303,000 and $6,754,000 (2023 – $2,273,000 and $5,571,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $1,105,000 and $2,383,000 (2023 – $867,000 and $1,331,000), resulting in a net write-down of $2,198,000 and $4,371,000 (2023 – $1,406,000 and $4,240,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	September 30,	December 31,
	2024	2023
Property, plant and equipment owned	$8,920	$102,206
Right-of-use assets	23,436	14,119
	$32,356	$116,325

Property, plant, and equipment owned:

	September 30,	December 31,
Net carrying amounts	2024	2023
Building	$852	$—
Computer equipment	1,258	1,405
Furniture and fixtures	4,038	1,436
Leasehold improvements	3,396	2,245
Production and test equipment	104,376	97,120
Impairment reserve (note 23)	(105,000)	—
	$8,920	$102,206

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 15).

	September 30,	December 31,
Net carrying amounts	2024	2023
Property	$23,041	$13,691
Equipment	44	70
Vehicle	351	358
	$23,436	$14,119

Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2024, depreciation expense of $3,411,000 and $10,240,000 (2023 - $2,757,000 and $8,554,000) was recorded.

Additions to property, plant, and equipment assets for the nine months ended September 30, 2024 total $20,741,000 (2023 - $33,867,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

During the three and nine ended September 30, 2024, the Corporation recognized impairment charges on property, plant, and equipment totalling $106,762,000 (note 23), consisting of an impairment allowance against consolidated capital assets of $105,000,000 to impair these operating assets to estimated residual value and a write-down of certain specific assets of $1,762,000 located primarily in Denmark and China that are to be discontinued.

8.    Intangible assets:

	September 30,	December 31,
	2024	2023
ERP management reporting software system	$2,187	$1,406
	$2,187	$1,406

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2023	$79,227	$74,013	$5,214
Additions to intangible assets	154	—	154
Amortization expense	—	1,696	(1,696)
Impairment on intangible assets (note 22)	—	2,266	(2,266)
At December 31, 2023	79,381	77,975	1,406
Impaired asset retirement adjustment	(19,799)	(19,799)	—
Adjusted opening balance at December 31, 2023	59,582	58,176	1,406
Additions to intangible assets	1,415	—	1,415
Amortization expense	—	634	(634)
At September 30, 2024	$60,997	$58,810	$2,187

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2024, amortization expense of $124,000 and $634,000 (2023 - $463,000 and $1,327,000) was recorded.

Additions to intangible assets for the nine months ended September 30, 2024 of $1,415,000 (2023 - $122,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.

During the three months ended September 30, 2023 the Corporation recorded impairment charges of $2,266,000 on intangible assets in net loss from discontinued operations related to a restructuring of operations at Ballard Motive Solutions (note 22).

9.    Equity-accounted investments:

For the three and nine months ended September 30, 2024, the Corporation recorded $1,111,000 and $2,413,000 (2023 - $4,032,000 and $5,787,000) in equity loss of investment in joint venture and associate, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV").

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.     Equity-accounted investments (cont'd):
Investment in Weichai Ballard JV

	September 30,	December 31,
Investment in Weichai Ballard JV	2024	2023
Beginning balance	$13,901	$24,026
Recognition (deferral) of 49% profit on inventory not yet sold to third party, net	(191)	1,205
Equity in loss	(2,413)	(9,931)
Cumulative translation adjustment due to foreign exchange	(26)	(1,399)
Ending balance	$11,271	$13,901

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest.

The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of September 30, 2024, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	September 30,	December 31,
	2024	2023
Percentage ownership interest (49%)
Current assets	$49,729	$63,023
Non-current assets	70	132
Current liabilities	(20,894)	(29,265)
Net assets (100%)	28,905	33,890
Corporation's share of net assets (49%)	14,163	16,607
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(3,216)	(3,030)
Carrying amount of investment in Weichai Ballard JV	$11,271	$13,901

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue (100%)	$759	$1,437	$2,070	$2,036
Net loss (100%)	2,270	7,821	4,925	11,403
Corporation's share of net loss (49%)	$1,111	$3,832	$2,413	$5,587

10.    Long-term financial investments:

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 27).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):

	December 31,	Contributions	Change in Fair	September 30,
Net carrying value	2023	(Proceeds)	Value	2024
Long-term investment - Forsee Power SA	$14,969	$—	$(9,903)	$5,066
Long-term investment - Wisdom Motor	4,100	—	—	4,100
Long-term investment - Quantron AG	4,400	1	(4,401)	—
Long-term investment - HyCap Fund	12,801	4,007	6,848	23,656
Long-term investment - Clean H2 Fund	4,075	4,110	85	8,270
Long-term investment - Templewater Fund	—	496	—	496
	$40,345	$8,614	$(7,371)	$41,588

	December 31,	Contributions	Change in Fair	September 30,
Net carrying value	2022	(Proceeds)	Value	2023
Long-term investment - Forsee Power SA	$18,470	$—	$(1,199)	$17,271
Long-term investment - Wisdom Motor	10,000	(1,000)	—	9,000
Long-term investment - Quantron AG	5,333	3,304	(162)	8,475
Long-term investment - HyCap Fund	7,963	2,686	(715)	9,934
Long-term investment - Clean H2 Fund	565	2,454	(492)	2,527
	$42,331	$7,444	$(2,568)	$47,207

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments for long-term investments totalling ($2,748,000) and ($7,371,000) (2023 - ($2,464,000) and ($2,568,000)) were recognized as unrealized loss in net loss and included in finance income and other (notes 20 and 27).

Investment in Forsee Power SA

In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments totalling $33,000 and ($9,903,000) (2023 - ($1,347,000) and ($1,199,000)) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Forsee Power of $5,066,000 (2023 - $17,271,000) as of September 30, 2024, now representing a non-controlling 7.3% equity interest.

Investment in Wisdom Group Holdings Ltd.
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. Subsequently, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of September 30, 2024.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):

Investment in Wisdom Group Holdings Ltd. (cont'd)

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments totalling $nil (2023 - $nil) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Wisdom Motor of $4,100,000 (2023 - $9,000,000) as of September 30, 2024.

Investment in Quantron AG

In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM to accelerate fuel cell truck adoption. Subsequently in April 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG as of September 30, 2024. In May 2024, the Corporation made a nominal additional contribution of $1,000 to purchase additional shares in order to maintain its non-controlling 3.0% equity interest.

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments totalling ($4,263,000) and ($4,401,000) (2023 - ($218,000) and ($162,000)) were recognized as an unrealized loss in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Quantron AG of $nil (2023 - $8,475,000) as of September 30, 2024.

Investment in Hydrogen Funds

HyCap Fund I SCSp

In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the three and nine months ended September 30, 2024, the Corporation made additional contributions of £2,030,000 and £3,134,000 ($2,611,000 and $4,007,000) (2023 - £1,424,000 and £2,148,000 ($1,817,000 and $2,686,000)) for total contributions of £14,120,000 ($18,216,000).

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments totalling $1,084,000 and $6,848,000 and (2023 - ($606,000) and ($715,000)) were recognized as unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in HyCap of $23,656,000 (2023 - $9,934,000) as of September 30, 2024.

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the three and nine months ended September 30, 2024, the Corporation made additional contributions of €nil and €3,804,000 ($nil and $4,110,000) (2023 - €1,365,000 and €2,280,000 ($1,465,000 and $2,454,000)) for total contributions of €8,505,000 ($9,256,000).

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments totalling $398,000 and $85,000 (2023 - ($293,000) and ($492,000)) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Clean H2 of $8,270,000 (2023 - $2,527,000) as of September 30, 2024.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):

Investment in Hydrogen Funds (cont'd)

Templewater Fund

In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the three and nine months ended September 30, 2024, the Corporation made an initial contribution of $nil and $496,000 (2023 - $nil), representing a 2% equity interest, on a total commitment of $1,000,000, remainder yet to be paid.

During the three and nine months ended September 30, 2024, changes in fair value and foreign exchange adjustments totalling $nil (2023 - $nil) were recognized as an unrealized gain (loss) in net loss and included in finance income and other (notes 20 and 27), resulting in net fair value investment in Templewater of $496,000 (2023 - $nil) as of September 30, 2024.

11.    Bank facilities:

The Corporation has the following bank facilities available to it.

Letter of Guarantee Facility

The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000.

As at September 30, 2024, €979,000 ($1,096,000) (2023 - $nil) was outstanding on the LG Facility.

The Corporation also has a $25,000,000 Foreign Exchange Facility (“FX Facility”) that enables the Corporation to enter into foreign exchange currency contracts (at face value amounts in excess of the FX facility) secured by a guarantee from Export Development Canada.

At September 30, 2024, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $33,000,000 (2023 – CDN $39,000,000) at an average rate of 1.36 CDN per U.S. dollar, resulting in an unrealized gain (loss) of CDN $166,000 (2023 – CDN ($386,000)) at September 30, 2024. The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.

12.    Trade and other payables:

	September 30,	December 31,
	2024	2023
Trade accounts payable	$19,368	$13,724
Compensation payable	15,027	19,235
Other liabilities	4,972	5,628
Taxes payable	341	1,109
	$39,708	$39,696

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	September 30,	December 31,
Deferred revenue	2024	2023
Beginning balance	$4,588	$8,030
Additions to deferred revenue	9,661	21,790
Revenue recognized during the period	(4,906)	(25,232)
Ending balance	$9,343	$4,588

	September 30,	December 31,
	2024	2023
Current deferred revenue	$6,873	$4,588
Non-current deferred revenue	2,470	—
Ending balance	$9,343	$4,588

14.    Provisions:

	September 30,	December 31,
	2024	2023
Restructuring provision	$10,250	$422
Warranty provision	13,539	14,997
Onerous contracts provision	8,510	6,300
Contingent consideration	—	78
Current	$32,299	$21,797

Restructuring Provision

During the three months ended September 30, 2024, the Corporation accrued $10,250,000 in restructuring costs in provisions and other current liabilities, as part of a global corporate restructuring consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. This provision will be adjusted as actual costs are incurred each quarter.

Warranty Provision

The Corporation recorded warranty provisions of $4,057,000 (2023 - $4,056,000), comprised of $4,057,000
(2023 - $3,415,000) related to new product sales and $nil (2023 - $641,000) related to upward warranty adjustments. This was offset by warranty expenditures of $3,562,000 (2023 - $2,273,000) and downward warranty adjustments of $1,968,000 (2023 - $nil), due primarily to contractual expirations and changes in estimated and actual costs to repair. As of September 30, 2024, total warranty provision of $13,539,000 has been accrued in provisions and other current liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Provisions (cont'd):

Onerous Contracts Provision

Upon completion of a review of the Corporation's "open" contracts as of September 30, 2024, total onerous contract costs of $8,510,000 (December 31, 2023 - $6,300,000) have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

Contingent Consideration

As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK in 2022 (note 22), there was a change in estimate in the fair value of contingent consideration due to changes in expectation of achieving milestones. The contingent consideration has now been fully paid and thus has a remaining balance of $nil (December 31, 2023 - $78,000).

During the nine months ended September 30, 2024, the Corporation made cash payments totalling $100,000 (2023 - $2,000,000) for successful achievement of certain performance milestones.

15.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 9.42% per annum and expire between May 2025 and February 2035.

	September 30,	December 31,
	2024	2023
Property	$3,374	$4,368
Equipment	35	38
Vehicle	123	99
Lease Liability, Current	$3,532	$4,505

Property	$23,715	$13,078
Equipment	7	32
Vehicle	263	283
Lease Liability, Non-Current	$23,985	$13,393

Lease Liability, Total	$27,517	$17,898

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Lease liability (cont'd):

During the nine months ended September 30, 2024, the Corporation made principal payments on lease liabilities totalling $2,664,000 (2023 - $2,860,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	September 30,
2024
Less than one year	$5,585
Between one and five years	16,923
More than five years	15,670
Total undiscounted lease liabilities	$38,178

Deferred gains on closing of finance lease agreements are amortized over the lease term. At September 30, 2024, the outstanding deferred gain was $173,000 (December 31, 2023 – $485,000).

16.    Other non-current liabilities and employee future benefits:

	September 30,	December 31,
	2024	2023
Other non-current liabilities	$2,335	$2,337
Employee future benefits	(486)	(475)
Other non-current liabilities and employee future benefits	$1,849	$1,862

Non-current liabilities: Decommissioning liabilities

A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at September 30, 2024, total decommissioning liabilities amounted to $2,335,000 (December 31, 2023 - $2,337,000), resulting from accretion (dilution) of ($2,000) (2023 - $47,000).

17.    Equity:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Option Expense	$159	$693	$816	$2,659
DSU Expense	135	95	384	301
RSU Expense	726	2,170	5,188	5,185
Total Share-based Compensation for continuing operations (per statement of loss)	$1,020	$2,958	$6,388	$8,145
Discontinued operations	—	148	—	370
Total Share-based Compensation (per statement of equity)	$1,020	$3,106	$6,388	$8,515

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity (cont'd):

(a)    Share capital:

At September 30, 2024, 299,420,866 common shares were issued and outstanding.

(b)    Share options:

Options for common shares
At December 31, 2023	4,390,222
Options exercised	(154,509)
Options cancelled	(185,093)
At September 30, 2024	4,050,620

During the three and nine months ended September 30, 2024, compensation expense of $159,000 and $816,000 (2023 – $693,000 and $2,659,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.

During the three and nine months ended September 30, 2024, nil and 154,509 (2023 – 11,667 and 130,951) options were exercised for a equal amount of common shares for proceeds of $nil and $308,000 (2023 – $38,000 and $285,000).

As at September 30, 2024, options to purchase 4,050,620 common shares were outstanding (2023 - 4,462,654).

(c)    Deferred share units:

DSUs for common shares
At December 31, 2023	737,369
DSUs granted	175,941
At September 30, 2024	913,310

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.

During the three and nine months ended September 30, 2024, $135,000 and $384,000 (2023 - $95,000 and $301,000) of compensation expense was recorded in net loss relating to 75,102 and 175,941 (2023 - 25,504 and 67,218) DSUs granted during the period.

During the same period, nil (2023 - nil and 65,499) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of nil common shares (2023 - nil and 31,736), resulting in an impact on equity of $nil (2023 - $nil and ($171,000)).

As at September 30, 2024, 913,310 deferred share units were outstanding (2023 - 711,399).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Equity (cont'd):

(d)    Restricted share units:

RSUs for common shares
At December 31, 2023	3,141,446
RSUs granted	3,151,938
RSU performance factor adjustment	(4,161)
RSUs exercised	(614,777)
RSUs forfeited	(629,597)
At September 30, 2024	5,044,849

Restricted share units (“RSUs”) are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

During the three and nine months ended September 30, 2024, compensation expense of $726,000 and $5,188,000 (2023 – $2,170,000 and $5,185,000) was recorded in net loss.

During the three and nine months ended September 30, 2024, 18,356 and 614,777 RSUs (2023 - 9,437 and 104,673) were exercised, net of applicable taxes, which resulted in the issuance of 12,487 and 330,651 common shares (2023 - 5,638 and 50,336) resulting in an impact on equity of $(10,000) and $(835,000) (2023 - ($15,000) and ($268,000)).
As at September 30, 2024, 5,044,849 restricted share units were outstanding (2023 - 3,402,726).

18.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2023. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Disaggregation of revenue (cont'd):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Geographical markets
Europe	$9,344	$9,132	$30,484	$24,051
North America	4,775	12,889	10,874	22,630
China	203	3,122	2,562	6,484
Rest of World	434	1,917	1,291	2,452
	$14,756	$27,060	$45,211	$55,617
Application
Bus	$11,174	$8,377	$31,078	$17,287
Truck	286	1,620	3,116	4,970
Rail	1,212	9,266	1,558	12,061
Marine	149	1,282	820	3,335
HD Mobility Subtotal	$12,821	$20,545	$36,572	$37,653
Stationary	509	2,908	5,823	8,902
Emerging Markets and Other	1,426	3,607	2,816	9,062
	$14,756	$27,060	$45,211	$55,617
Timing of revenue recognition
Products transferred at a point in time	$12,467	$20,987	$37,758	$38,794
Products and services transferred over time	2,289	6,073	7,453	16,823
	$14,756	$27,060	$45,211	$55,617

19.    Other operating expense:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net impairment loss on trade receivables	$7,863	$45	$9,554	$62
Acquisition-related costs	—	33	—	776
Restructuring and related costs	16,147	210	16,338	1,190
	$24,010	$288	$25,892	$2,028

Impairment loss on trade receivables

During the three and nine months ended September 30, 2024, the Corporation recorded a net impairment loss on trade receivables of $7,863,000 and $9,554,000 (2023 - $45,000 and $62,000), consisting primarily of receivables from certain customers in China no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

Acquisition-related costs

Acquisition related costs of $33,000 and $776,000 for the three and nine months ended September 30, 2023 consist primarily of legal, advisory, and transaction-related costs incurred on corporate development activities.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Other operating expense (cont'd):

Restructuring and related costs

During the three and nine months ended September 30, 2024, total restructuring and related charges of $16,147,000 and $16,338,000 relate to a global corporate restructuring initiated in September 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.

During the three and nine months ended September 30, 2023, total restructuring and related charges of $210,000 and $1,190,000 consist primarily of certain cost cutting measures and related personnel change costs.

20.    Finance income (expense):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Employee future benefit plan expense	$(2)	$(12)	$(11)	$(94)
Investment income	9,141	11,017	29,242	32,434
Mark-to-market loss on financial assets (notes 10 & 27)	(2,748)	(2,464)	(7,371)	(2,568)
Foreign exchange gain (loss)	897	(1,365)	(847)	(489)
Government levies	—	—	—	(100)
Finance income and other	$7,288	$7,176	$21,013	$29,183
Finance expense	$(586)	$(290)	$(1,607)	$(835)

21.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 9).

For the three and nine months ended September 30, 2024, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	September 30,	December 31,
Balances with related party - Weichai Ballard JV	2024	2023
Trade and other receivables	$7,775	$13,697
Investments	11,271	13,901
Deferred revenue	1,831	1,904

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with Weichai Ballard JV	2024	2023	2024	2023
Revenues	$198	$1,535	$2,416	$3,444
Cost of goods sold and operating expense	158	256	1,819	1,413

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Discontinued operations:

On November 11, 2021, the Corporation acquired Ballard Motive Solutions (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration. The Corporation acquired 100% of Arcola for total consideration of up to $40,000,000, consisting of up-front net cash consideration of $7,157,000, and including 337,353 shares of the Corporation with an acquisition date fair value of approximately $4,851,000 (all shares have been issued as of December 31, 2023) vesting over a two year period from the acquisition date, and $26,258,000 in earn-out cash contingent consideration based on the achievement of certain performance milestones over an up to three year period from the acquisition date.

Subsequent to the acquisition, the Corporation re-evaluated the business model of Ballard Motive Solutions and during the year ended December 31, 2022, the Corporation decided to exit the vehicle integration business of Ballard Motive Solutions and made certain restructuring changes to its operations. During the year ended December 31, 2023, the Corporation completed a further restructuring of operations at Ballard Motive Solutions and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for both 2024 and 2023 have been removed from continuing operating results and are instead presented separately in the condensed consolidated interim statements of loss and comprehensive loss as loss from discontinued operations.

Net loss from discontinued operations for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Product and service revenues	$—	$515	$—	$611
Cost of product and service revenues	—	466	—	499
Gross margin	—	49	—	112

Total operating expenses	(484)	(1,587)	(719)	(5,214)
Finance income and other	(3)	63	(1)	215
Finance expense	—	(1)	5	(2)
Impairment charges on intangible assets	—	(2,266)	—	(2,266)
Impairment charges on goodwill	—	(23,991)	—	(23,991)
Net loss from discontinued operations	$(487)	$(27,733)	$(715)	$(31,146)

During the three and nine months ended September 30, 2024, the Corporation recorded a net impairment loss on trade receivables of $292,000 and $460,000 (2023 - $nil and $nil) in net loss from discontinued operations, consisting primarily of receivables no longer deemed collectible.

During the three and nine months ended September 30, 2023 the Corporation recorded impairment charges of $2,266,000 on intangible assets and impairment charges of $23,991,000 on goodwill related to the restructuring of operations at Ballard Motive Solutions. As a result of the impairment charges, intangible assets and goodwill were written down to $1,743,000 and $40,277,000, respectively, as of September 30, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Discontinued operations (cont'd):

Net cash flows from discontinued operations for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Nine months ended September 30,
	2024	2023
Cash used in operating activities	$(592)	$(4,616)
Cash used in financing activities	—	(199)
Cash used in discontinued operations	$(592)	$(4,815)

23.    Impairment charges on property, plant, and equipment:

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

As a result of the decline in the Corporation's market capitalization, the global corporate restructuring (notes 14 and 19) initiated in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, the Corporation has updated its goodwill and non-financial asset impairment test as of September 30, 2024 due to these potential indicators of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their residual value.

The Corporation recognized impairment charges on property, plant and equipment of $106,762,000 in the three and nine months ended September 30, 2024, consisting of an impairment allowance against consolidated property, plant and equipment of $105,000,000 to impair these operating assets to estimated residual value and a write-down of certain specific assets of $1,762,000 located primarily in Denmark and China that are to be discontinued.

24.    Impairment charges on intangible assets and goodwill:

The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

As a result of the decline in the Corporation's market capitalization, the global corporate restructuring (notes 14 and 19) initiated in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, the Corporation has updated its goodwill and non-financial asset impairment test as of September 30, 2024 due to these potential indicators of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their residual value.

During the three and nine months ended September 30, 2024, the Corporation recognized goodwill impairment charges of $40,277,000 to write-down goodwill to $nil.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

24.    Impairment charges on intangible assets and goodwill (cont'd):

During the three and nine months ended September 30, 2023 the Corporation recorded impairment charges of $2,266,000 on intangible assets and impairment charges of $23,991,000 on goodwill related to a restructuring of operations at Ballard Motive Solutions. As a result of the impairment charges, intangible assets and goodwill were written down to $1,743,000 and $40,277,000, respectively, as of September 30, 2023.

25.    Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2024	2023
Compensatory shares	$2,442	$482

26.    Operating segments:

The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). The delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

27.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Long-term financial investments (note 10) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund, Clean H2 Fund and Templewater, and an investment in Forsee Power, Wisdom Motor and Quantron AG. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in net loss and included in finance income and other (note 20). During the three and nine months ended September 30, 2024, the Corporation recognized net mark to market and foreign exchange losses of ($2,748,000) and ($7,371,000) (2023 - ($2,464,000) and ($2,568,000)).

	Nine months ended	Year ended
Increase (decrease) in fair value due to MTM and foreign exchange	September 30, 2024	December 31, 2023
Long-term investment - Forsee Power	$(9,903)	$(3,501)
Long-term investment - Wisdom Motor	—	(4,900)
Long-term investment - Quantron AG	(4,401)	(4,237)
Long-term investment - HyCap Fund	6,848	214
Long-term investment - Clean H2 Fund	85	(473)
Long-term investment - Templewater Fund	—	—
Decrease in fair value of investments	$(7,371)	$(12,897)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2024 and 2023
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

27.    Financial Instruments (cont'd):

(b)    Credit risk:

IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three and nine months ended September 30, 2024, the Corporation did not recognize any additional estimated ECL impairment losses, excluding specific impairment losses (note 19). At September 30, 2024, the total amount accrued was $500,000.